Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019

Consolidated revenues. Our total revenues decreased by 4% from RMB50.4 billion in the six months ended June 30, 2019 to RMB48.6 billion (US$6.9 billion) in the six months ended June 30, 2020.

Our online marketing revenues for Baidu Core decreased by 11% from RMB32.7 billion in the six months ended June 30, 2019 to RMB28.9 billion (US$4.1 billion) in the six months ended June 30, 2020, mainly due to weakness in online advertising demand as our customers in industries that are negatively impacted by the outbreak of COVID-19, including healthcare, travel, franchising, auto/transportation and financial services, reduced their budgets on online advertising and marketing.

Our online marketing revenues for iQIYI decreased by 28% from RMB4.3 billion in the six months ended June 30, 2019 to RMB3.1 billion (US$442 million) in the six months ended June 30, 2020, primarily due to the challenging macroeconomic environment in China related to the COVID-19 pandemic.

Other revenues increased by 23% from RMB13.6 billion in the six months ended June 30, 2019 to RMB16.6 billion (US$2.4 billion) in the six months ended June 30, 2020, which was primarily due to the growth of subscription services of iQIYI, cloud services and smart transportation solutions.

Consolidated operating costs and expenses. Our total operating costs and expenses decreased by 11% from RMB51.2 billion in the six months ended June 30, 2019 to RMB45.4 billion (US$6.4 billion) in the six months ended June 30, 2020.

Cost of Revenues. Our cost of revenues decreased by 10% from RMB31.0 billion in the six months ended June 30, 2019 to RMB27.8 billion (US$3.9 billion) in the six months ended June 30, 2020. This decrease was primarily due to a decrease in traffic acquisition costs, sales tax and surcharges, and costs of goods sold. The decrease in traffic acquisition costs reflected decreasing union revenues, as the Company focused on growing in-app search and optimizing profitability over revenue growth.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses decreased by 27% from RMB11.3 billion in the six months ended June 30, 2019 to RMB8.3 billion (US$1.2 billion) in the six months ended June 30, 2020. This decrease was primarily due to decreased investment in channel spending and promotional marketing, as well as lower personnel related expenses.

Research and Development Expenses. Our research and development expenses increased by 4% from RMB8.9 billion in the six months ended June 30, 2019 to RMB9.3 billion (US$1.3 billion) in the six months ended June 30, 2020, primarily due to an increase in research and development personnel-related expenses.

Operating profit (loss). As a result of the foregoing, we generated an operating profit of RMB3.2 billion (US$454 million) in the six months ended June 30, 2020, compared to an operating loss of RMB703 million in the six months ended June 30, 2019.

Total other income (loss). Our total other loss was RMB677 million (US$95 million) in the six months ended June 30, 2020, primarily attributable to impairment losses on long-term investments and losses from equity method investments, which reflects the impact of COVID-19. In the six months ended June 30, 2019, our total other income amounted to RMB2.1 billion.

Income taxes. Our income tax expenses increased from RMB710 million in the six months ended June 30, 2019 to RMB1.4 billion (US$201 million) in the six months ended June 30, 2020. The increase in income tax expense was mainly due to tax withholding accrual for dividend distribution to offshore entities.

Net Income Attributable to Baidu, Inc. As a result of the foregoing, net income attributable to Baidu, Inc. increased by 74% from RMB2.1 billion in the six months ended June 30, 2019 to RMB3.6 billion (US$513 million) in the six months ended June 30, 2020.

Segment Revenues

The following table sets forth our revenues by segment and year-over-year change rate for the periods indicated, with each segment revenues including inter-segment revenues:

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$	YoY%
	(in millions, except percentages, unaudited)
Revenues:
Baidu Core	36,990	34,194	4,839	(8)
iQIYI	14,100	15,062	2,132	7

Baidu Core. Baidu Core revenue decreased by 8% from RMB37.0 billion in the six months ended June 30, 2019 to RMB34.2 billion (US$4.8 billion) in the six months ended June 30, 2020.

iQIYI. iQIYI revenue increased by 7% from RMB14.1 billion in the six months ended June 30, 2019 to RMB15.1 billion (US$2.1 billion) in the six months ended June 30, 2020. This increase was mainly attributable to the growth of membership revenue.

Segment Operating Costs and Expenses

The following table sets forth our operating costs and expenses by segment and year-over-year change rate for the periods indicated, with each segment operating costs and expenses including inter-segment costs and expenses:

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$	YoY%
	(in millions, except percentages, unaudited)
Operating Costs and Expenses:
Baidu Core	33,790	27,380	3,874	(19)
iQIYI	17,998	18,586	2,631	3

Baidu Core. Operating costs and expenses of Baidu Core mainly consist of personnel-related costs, traffic acquisition costs, marketing and promotion spending, bandwidth costs, depreciation and intangible amortization expenses, cost of goods sold, content costs and sales tax and surcharges.

Cost of revenues. The cost of revenues of Baidu Core decreased by 21% from RMB17.3 billion in the six months ended June 30, 2019 to RMB13.6 billion (US$1.9 billion) in the six months ended June 30, 2020, primarily due to a decrease in traffic acquisition costs, sales tax and surcharges, and costs of goods sold.

Selling, general and administrative expenses. The selling, general and administrative expenses of Baidu Core decreased by 35% from RMB8.8 billion in the six months ended June 30, 2019 to RMB5.8 billion (US$819 million) in the six months ended June 30, 2020, primarily due to a decrease in channel spending and promotional marketing, as well as lower personnel related expenses.

Research and development expenses. The research and development expenses of Baidu Core increased by 4% from RMB7.7 billion in the six months ended June 30, 2019 to RMB7.9 billion (US$1.1 billion) in the six months ended June 30, 2020.

iQIYI. Operating costs and expenses of iQIYI mainly consist of content costs, personnel-related costs, bandwidth costs, marketing and promotion spending, and payment platform charges.

Cost of revenues. The cost of revenues of iQIYI increased by 3% from RMB14.3 billion in the six months ended June 30, 2019 to RMB14.7 billion (US$2.1 billion) in the six months ended June 30, 2020, primarily due to increased content costs.

Selling, general and administrative expenses. The selling, general and administrative expenses of iQIYI increased by 1% from RMB2,487 million in the six months ended June 30, 2019 to RMB2,507 million (US$355 million) in the six months ended June 30, 2020.

Research and development expenses. The research and development expenses of iQIYI increased by 7% from RMB1,253 million in the six months ended June 30, 2019 to RMB1,342 million (US$190 million) in the six months ended June 30, 2020, primarily due to an increase in personnel-related costs.

Cash Flows and Working Capital

As of June 30, 2020, cash, cash equivalents, restricted cash and short-term investments were RMB 154.1 billion (US$21.8 billion).

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Six Months Ended June 30,
	2019	2020
	RMB	RMB	US$
	(in millions, unaudited)
Net cash generated from operating activities	8,626	10,386	1,470
Net cash used in investing activities	(15,197)	(20,404)	(2,888)
Net cash used in financing activities	(370)	(2,763)	(392)
Net decrease in cash, cash equivalents and restricted cash	(6,888)	(12,562)	(1,779)
Cash and cash equivalents at beginning of the period	29,827	34,439	4,875
Cash and cash equivalents at end of the period	22,939	21,877	3,096

Net cash generated from operating activities increased to RMB10.4 billion (US$1.5 billion) in the six months ended June 30, 2020 from RMB8.6 billion in the six months ended June 30, 2019. This increase was primarily due to the increase in non-cash items and changes in working capital, partially offset by reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities due to the adoption of ASU 2019-02.

Net cash used in investing activities increased to RMB20.4 billion (US$2.9 billion) in the six months ended June 30, 2020 from RMB15.2 billion in the six months ended June 30, 2019. The increase was primarily due to increase in net cash outflow relating to purchasing short-term investments, and partially offset by reclassification of cash outflows for costs incurred to acquire licensed contents from investing activities to operating activities due to the adoption of ASU 2019-02.

Net cash used in financing activities increased to RMB2.8 billion (US$392 million) in the six months ended June 30, 2020 from RMB370 million in the six months ended June 30, 2019. The increase was primarily attributable to the increased repurchases of our ADSs.

Capital Expenditures

We made capital expenditures of RMB1.4 billion (US$198 million) in the six months ended June 30, 2020, representing 3% of our total revenues, as compared to RMB4.3 billion in the six months ended June 30, 2019, representing 9% of our total revenues. Our capital expenditures were primarily attributable to the purchase of servers, network equipment and other computer hardware to increase our network infrastructure capacity and expenditures on office buildings and cloud computing based data centers. We funded our capital expenditures primarily with net cash flow generated from operating activities.

Our capital expenditures may increase in the future as our business continues to grow, in connection with the expansion and improvement of our network infrastructure and further expenditures on the construction of office buildings and cloud computing based data centers. We currently plan to fund these expenditures with cash flow generated from our operating activities.

Legal Proceedings

Following the publication in April 2020 of a short seller report by Wolfpack Research, or the Wolfpack Report, the SEC has asked iQIYI to produce certain financial, operating, and other documents and records. iQIYI also engaged professional advisers to conduct an internal review into certain of the key allegations in the Wolfpack Report and to report their findings to iQIYI’s audit committee. The SEC has also sought the production of certain documents and records from iQIYI related to such internal review and other related information. iQIYI is cooperating with the SEC. iQIYI’s internal review within the agreed scope has been substantially completed and did not uncover any evidence that would substantiate the allegations.

Furthermore, starting in April 2020, iQIYI and certain of its current and former officers and directors were named as defendants in four federal putative securities class actions alleging that they made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. All of these cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder, and one case also alleges claims under Sections 11 and 15 of the Securities Act. One case was voluntarily dismissed by plaintiffs, and the other three cases remain in their preliminary stages.

Starting in August 2020, we and certain of our current officers were named as defendants in two federal putative securities class actions alleging that defendants made material misstatements and omissions in documents filed with the SEC regarding certain of the key allegations contained in the Wolfpack Report. Both cases allege claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder and remain in their preliminary stages.

Finally, unrelated to the Wolfpack Report, in April 2020, we and certain of our current officers were also named as defendants in a federal putative securities class action alleging that defendants made material misstatements and omissions in documents filed with the SEC relating to contents on our platform. The case alleges claims under Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder and remains in its preliminary stage.

We and iQIYI will have to defend against these putative securities class action lawsuits, as applicable, including any appeals of such lawsuits should our or iQIYI’s initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our or iQIYI’s initial defense of these lawsuits is unsuccessful, we cannot assure you that we or iQIYI will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our or iQIYI’s business, financial condition, results of operation, cash flows, and reputation. Similarly, we are currently unable to predict the timing, outcome, or consequences of the SEC investigation of iQIYI, or from the SEC’s review of the documents and records requested from iQIYI. The litigation or SEC investigation process may utilize a significant portion of our or iQIYI’s resources and divert management’s attention from the day-to-day operations, all of which could harm our business.